SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

March 3, 2009

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 - 69
BOGOTA - COLOMBIA
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

DIVIDEND DISTRIBUTION PROJECT FOR ECOPETROL S.A. AND
 Ex-DIVIDEND PERIOD

In accordance with Resolution 400 of 1995, as subrogated by Decree 3139 of 2006, and External Circular No. 003 of 2007 issued by the Superintendence of Finance, Ecopetrol S.A. (the “Company”) hereby publishes its dividend distribution project for fiscal year 2008 which will be submitted for consideration by the Company’s Shareholders at the General Shareholders Assembly to be held on March 26, 2009.

DIVIDEND DISTRIBUTION PROJECT
FISCAL YEAR 2008

Profit before income tax		$16,004,910,859,740
Less: Provision for income tax		$-4,374,194,560,628
Net profit		$11,630,716,299,112
Less: Appropriation for Legal Reserve (10%)		$-1,163,071,629,911
Ocasional reserve for new explorations ( Balance 2007)		$4,415,489,375
Profit available for the General Shareholders Meeting		$10,472,060,158,576
DISTRIBUTION IS PROPOSED AS FOLLOWS:

Dividend to be paid		$8,903,952,769,403
Ocasional reserve for new exploration projects		$1,492,167,920,628
Reserve due to non-achieved profit Ecopetrol S.A. subsidiaries		$75,939,468,545

Total Dividend to be paid per share		$220.00
Dividend to be paid per share as ordinary dividend	$115.00
Dividend to be paid per share as extraordinary dividend	$105.00

Both the ordinary and extraordinary dividends will be distributed in four (4) equal quarterly payments to be paid from the 27TH day of April, July and October 2009 and from the 15th day of December 2009.

Ex-dividend Period

Pursuant to External Circular No. 13 of 1998, issued by the Superintendence of Securities and Titles, the ex-dividend period corresponds to ten (10) business days prior to the date of the corresponding dividend payment. Therefore, those persons who buy stock during this period will not be entitled to receive dividends on the relevant dividend payment date.

The stockholders who are registered as holders of shares prior to each ex-dividend period will be entitled to receive dividends on the relevant dividend payment date.

Bogota, March 3, 2009

Progress in Negotiations between
Ecopetrol and Glencore in regards to the Cartagena Refinery

In connection with our press release dated February 16, 2009 with respect to the negotiations that are underway regarding the modernization project for the Cartagena Refinery, Ecopetrol S.A. (the “Company”) reports that an agreement has been reached with Glencore as to the main terms and conditions on which a Purchase and Sale Contract will be entered into by the Company and Glencore for the purchase by the Company of all of the Reficar S.A. shares currently owned by Glencore (the “Contract”).

In regards to the agreed conditions, the following points highlight the main features of the Contract:

1.	The Company would acquire a 51% equity interest in Reficar S.A., representing the shares that Glencore currently holds. The Company currently owns the remaining 49% of the shares of Reficar S.A.

2.	The term agreed for the signature of the Contract is 60 days, which could be extended for an additional 30 days.

3.
The Contract Price is currently estimated to be US$549 million, which could be adjusted as a result of the Company’s due diligence process, which will take place within the 60-day aforementioned period.

It was evident during the process that the parties are willing to work in an expeditious and efficient manner to reach a final agreement.

Ecopetrol hereby ratifies its commitment to develop the expansion and modernization project of the Cartagena Refinery. There is no changes in the operation of the refinery.

Bogota, March 3, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  March 3, 2009

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name: Adriana M. Echeverri
Title: Chief Financial Officer